RMS

SEC
Mail Processing SE
Section

AUG 08 2018

Washington DC
410

18008063

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SEC FILE NUMBER
8-53412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER: Broadridge Business Process Outsourcing, LLC (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Executive Drive, Suite 1
(No. and Street)

Edgewood	NY	11717-8382
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax — (631) 257-4899
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Broadridge Business Process Outsourcing, LLC, (the "Company") (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) as of and for the year ended June 30, 2018 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles E. Sax — August 7, 2018

Signature — Date

Chief Financial Officer, Vice President and Treasurer

Title

Guy C Ball

Notary Public

GUY C BALL
Notary Public - State of New York
NO. 01BA6223285
Qualified in Suffolk County
My Commission Expires Jun 7, 2022

BROADRIDGE BUSINESS PROCESS OUTSOURCING, LLC
(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA
Tel: +1-212-492-4000
Fax: +1-212-489-1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Broadridge Business Process Outsourcing, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Broadridge Business Process Outsourcing, LLC (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 5, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

August 7, 2018

We have served as the Company's auditor since 2012.

Broadridge Business Process Outsourcing, LLC

(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2018
(Dollars in thousands)

ASSETS	
Cash	$ 27,694
Cash segregated under federal regulations	1,212
Accounts receivable, net of $75 allowance for doubtful accounts	52,081
Receivable from affiliates, net (Note 5)	7,535
Other assets (Note 3)	8,040
TOTAL ASSETS	$ 96,562
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accrued expenses and other liabilities (Note 4)	$ 5,132
Payable to foreign affiliate (Note 5)	148
Payable to affiliate (Note 5)	54
Administrative fees payable to an affiliate (Note 5)	35,207
Deferred revenues	2,954
TOTAL LIABILITIES	43,495
COMMITMENTS AND CONTINGENCIES (Note 6)	
MEMBER'S EQUITY	53,067
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 96,562

See notes to financial statement.

1. Organization and Business Activities

Broadridge Business Process Outsourcing, LLC (the "Company") was formed on April 6, 2001 as a Delaware Limited Liability Company, and is wholly-owned by Broadridge Securities Processing Solutions, LLC (the "Parent"), which in turn, is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a global fintech leader providing investor communications and technology-driven solutions to banks, broker-dealers, mutual funds and corporate issuers. The Company is headquartered in Edgewood, New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has two lines of business:

- ***Mutual Fund Processing*** - The Company performs broker-dealer functions that consist primarily of effecting and facilitating the unsolicited purchase and redemption of various mutual fund shares submitted by institutions such as banks, trust companies, third-party administrators, broker-dealers and registered investment advisers throughout the United States. The Company serves as the broker-dealer of record on the mutual fund accounts. Purchases and redemptions of mutual funds are processed through an affiliate, Matrix Trust Company ("Matrix Trust"), a trust member of the National Securities Clearing Corporation, and settled in a bank account registered in the name of Matrix Trust. Mutual fund accounts are registered as Matrix Trust Company for the benefit of customers or in nominee name of financial institutions such as banks, third-party administrators, registered investment advisers and broker-dealers.

- ***Operations Outsourcing*** - The Company also provides operations outsourcing solutions that allow broker-dealers to outsource certain administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business. The Company's operations outsourcing clients execute and clear their own securities transactions and engage the Company to perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, the Company is not the broker-dealer of record.

2. Summary of Significant Accounting Policies

Basis of Presentation - The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As discussed in Notes 1 and 5, the Company is part of an affiliated group of entities. Accordingly, these affiliations and other related-party disclosures must be taken into consideration when reviewing the accompanying statement of financial condition, which was prepared on the basis that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

Use of Estimates - The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statement and accompanying notes thereto. These estimates are based on management's best knowledge of current events, historical experience, actions that the Company may undertake in the future and on various other assumptions and judgments that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates. The use of estimates in specific accounting policies is described further in the notes to the financial statement, as appropriate. Significant estimates include the Company's accounts receivable related to its mutual fund processing business and related administrative fee payable, and bonus accrual.

Cash and Cash Equivalents - Cash includes demand deposits held in banks. The Company has no restrictions on cash deposits. Cash equivalents include certain highly liquid investments with original maturities of 90 days or less. At June 30, 2018 the Company had no cash equivalents.

Cash Segregated Under Federal Regulations - At June 30, 2018 cash of $1,010 thousand and $202 thousand had been segregated in special reserve accounts for the exclusive benefit of customers and proprietary accounts of broker-dealers, respectively, exceeding actual requirements by $1,010 thousand and $202 thousand, respectively, in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934.

Affiliate Transaction Balances and Settlement - The Company receives services from, and provides services to, various Broadridge business units for which the Company is charged or bills on a monthly basis. Such services are formalized under service level agreements which document specific service requirements and pricing. Several of the Company's obligations for settlement are facilitated by the Parent, even when the Company is performing work for other affiliates. As such, these receivables from, and payables to, various Broadridge business units are disclosed on a net basis in the statement of financial condition as Receivable from affiliates, net. The Company pays administrative fees to an affiliate for further distribution to institutions such as banks, trust companies, third-party administrators, broker-dealers and registered investment advisors to perform certain services that the Company is contractually obligated to perform for the mutual fund families. Payables related to such administrative fees are disclosed in the statement of financial condition as Administrative fees payable to an affiliate (see Note 5).

Allowance for Doubtful Accounts - The Company reviews its accounts receivable balances on a monthly basis. Aged receivables are identified and researched, and related clients are notified and requested to submit payment. The Company analyzes each open receivable specifically to determine whether there is risk of non-payment. The Company books allowances for those open receivables for which payment in full is not expected based on historical experience, current credit ratings and other factors. As of June 30, 2018, the Company had an allowance of $75 thousand on its accounts receivable balances.

Deferred Client Conversion Costs - For the Company's operations outsourcing line of business, direct costs that are incurred to set up or convert a client's systems to function with the Company's technology are generally deferred and recognized on a straight-line basis over the service term of the contract, which commences after client acceptance and when the processing term begins.

Deferred Client Concessions - For the Company's operations outsourcing line of business, concessions granted as incentive for clients to enter into new or renewal contracts are generally deferred and recognized on a straight-line basis over the service term of the contract, which commences after client acceptance and when the processing term begins.

Internal Use Software – The Company capitalized approximately $949 thousand related to an internal use software project that has not yet been placed into service. For software developed for internal use, the Company's accounting policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes payroll and payroll-related costs for employees who are directly associated with internal use software projects. The amount of capitalizable payroll costs with respect to these employees is limited to direct time spent on such projects. Costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities. The Company has reviewed its internal use software in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*, and has determined that no impairment charge was required.

Fixed Assets, Net - Fixed assets, which are included in other assets, consist primarily of communication and data processing equipment and are stated at cost less accumulated amortization and depreciation. Depreciation is expensed over the estimated useful lives of the assets, which range from 3 to 7 years. The cost of maintenance and repairs is expensed as incurred.

Income Taxes - The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported in the income tax return of Broadridge and no provision for income taxes has been recorded in the accompanying statement of financial condition. The Company, as a single-member LLC, is not allocated income taxes from Broadridge because it does not have a tax-sharing agreement.

Concentration of Risk - Five customers accounted for approximately 26% of the Company's accounts receivable. The Company's largest single client accounted for approximately 8% of its accounts receivable.

New Accounting Pronouncements – In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards update ("ASU") No. 2016-02, *Leases* ("ASU No. 2016-02"). Under ASU No. 2016-02, all lease arrangements, with certain limited exceptions, exceeding a twelve month term must now be recognized as assets and liabilities on the balance sheet of the lessee by recording a right-of-use asset and corresponding lease obligation generally equal to the present value of the future lease payments over the lease term. ASU No. 2016-02 also contains certain additional qualitative and quantitative disclosures to supplement the amounts recorded in the financial statement so that users can understand more about the nature of an entity's leasing activities, including significant judgments and changes in judgments. ASU No. 2016-02 is effective for the Company fiscal year 2020 and will be adopted on a modified retrospective basis, which will require adjustment to the statement of financial condition. The Company is currently evaluating the impact of the pending adoption of ASU No. 2016-02 on the Company's statement of financial condition.

3. Other Assets

Other assets consists of the following as of June 30, 2018:

	June 30, 2018 (Dollars in thousands)
Deferred client conversion costs, net of accumulated amortization of $2,615	$ 5,471
Deferred client concession, net of accumulated amortization of $426	487
Fixed assets, net of accumulated depreciation of $813	509
Prepaid expenses	370
Deposit with clearing organization	150
Internal use software	949
Software licenses, net of accumulated amortization of $180	104
Total other assets	$ 8,040

4. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consists of the following as of June 30, 2018:

	June 30, 2018 (Dollars in thousands)
Accounts payable and accrued expenses	$ 1,927
Accrued bonus	3,205
Total accrued expenses and other liabilities	$ 5,132

5. Related Party Transactions

Administrative Fees Payable to an Affiliate - The Company pays administrative fees to an affiliate for further distribution to institutions such as banks, trust companies, third-party administrators, broker-dealers and registered investment advisers to perform certain services that the Company is contractually obligated to perform for the mutual fund families. The Company pays these fees related to its mutual fund processing business. As of June 30, 2018, the Company had a payable of $35,207 thousand related to such fees.

Receivable from Affiliates, net – Receivable from affiliates, net consists of the following at June 30, 2018:

	June 30, 2018 (Dollars in thousands)
Payables to affiliate - payroll and accounts payable	$ (2,897)
Payables to affiliate - other services and allocations	(3,854)
Outsourcing receivables from affiliate	14,286
Receivable from affiliates, net - operations outsourcing	7,535
Total receivables from affiliates, net	$ 7,535

Payables to affiliate - payroll and accounts payable - Broadridge funds payroll and accounts payable on behalf of the Company. The Company subsequently reimburses Broadridge for such payments.

Payables to affiliate - other services and allocations - The Company receives services from other Broadridge wholly-owned entities primarily related to data processing, statements, customer statements and confirmation generation. The Company subsequently reimburses Broadridge for such services.

Outsourcing receivables from affiliate - Primarily represents outsourcing receivables that were collected by Broadridge on behalf of the Company and that will be remitted to the Company.

Payable to Foreign Affiliate - As of June 30, 2018, the Company had a $148 thousand payable to a foreign affiliate related to its operations outsourcing business that is not settled net against the Company's operations outsourcing receivables and does not qualify for netting under the Company's intercompany netting agreement with Broadridge.

Payable to Affiliate - As of June 30, 2018, the Company had a $54 thousand payable to an affiliate related to payroll and accounts payable funded by Broadridge for its mutual fund processing business, that is not settled net against the Company's operations outsourcing receivables and does not qualify for netting under the Company's intercompany netting agreement with Broadridge.

6. Commitments and Contingencies

Leases - The Company leases office equipment on a month-to-month basis and does not have any non-cancelable operating leases.

Litigation - From time to time, in the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position. As of June 30, 2018, there were no matters that the Company is aware of that would have a material impact on its statement of financial condition.

Guarantees - The Company provides a guarantee to the Options Clearing Corporation ("OCC") as a managing clearing member. Under the standard OCC membership agreement, members are required to guarantee the performance of the other members. Under the agreement, if a member becomes unable to satisfy its obligations to the OCC, the other members would be required to meet any shortfalls. The Company's liability under this arrangement is not quantifiable as the information necessary to estimate the obligations of the other members, which could exceed $150 thousand of cash the Company has posted as collateral, is not available. However, the potential for the Company to be required to make payments under this arrangement is deemed remote by management. Accordingly, no contingent liability is carried in the statement of financial condition for this guarantee.

7. Regulatory Requirements

Although the Company's FINRA membership agreement allows the Company to engage in clearing and the retailing of corporate securities in addition to mutual fund retailing on a wire order basis, the Company does not clear customer transactions, process any retail business or carry customer accounts, and the Company claims exemption from the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250 thousand or 2% of aggregate debit items arising from customer transactions. At June 30, 2018 the Company's required minimum net capital was $250 thousand. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. As of June 30, 2018, the Company had net capital of approximately $20,360 thousand, which exceeded the minimum requirement by approximately $20,110 thousand.

In addition, the Company, as a 'Managing Clearing Member' of the Options Clearing Corporation ("OCC"), is subject to OCC Rule 309(b) in connection with its operations outsourcing services that are provided to other OCC 'Managed Clearing Member' broker-dealers, which required the Company to maintain minimum net capital of $6,400 thousand as of June 30, 2018. As of June 30, 2018, the Company's net capital exceeded the OCC minimum requirement by approximately $13,960 thousand.

8. Subsequent Events

The Company has reviewed events that have occurred after June 30, 2018 through the date the statement of financial condition was issued. The Company had no subsequent events requiring adjustment or disclosure.

* * * * * *